EXHIBIT 99.1

Release immediate

Canadian Pacific announces results of 2012 annual meeting of shareholders

Calgary, AB, May 17 2012 - Canadian Pacific Railway (TSX: CP) (NYSE: CP) announced results from its 2012 annual meeting of shareholders. Shareholders voted in favour of all items of business. The Company announced its 16 directors, who will serve until the next annual meeting of shareholders, listed as follows:

William Ackman
Gary Colter
Richard George
Paul Haggis
Paul Hilal
Krystyna Hoeg
Tony Ingram
Richard Kelly
The Hon. John Manley, P.C. , O.C.
Rebecca MacDonald
Anthony Melman
Linda Morgan
David Raisbeck
Hartley Richardson, C.M., O.M.
Madeleine Paquin
Stephen Tobias

Following the Annual General Meeting, the Board selected Madeleine Paquin to serve as acting Chair of the Company and issued the following statement:

“The Board of Directors of Canadian Pacific is united in its commitment to serving the best interests of this great Company. We are confident in the depth and breadth of this Board and its ability to work with the management and all CP employees to serve our customers and communities. We are looking forward to working together to build value for our shareholders.”

The Board appointed a search committee to identify a permanent CEO.

The Board also appointed newly-elected Director, Stephen Tobias, as interim CEO. Mr Tobias is a 40-year veteran of the railroad industry and former Vice Chair and Chief Operations Officer of Norfolk Southern Corporation. In 2008, Tobias was awarded Railway Age’s “Railroader of the Year” award, the industry’s highest honour.

Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, proposed investments, anticipated financial performance and business prospects.  Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP's forward-looking information involves numerous assumptions, inherent risks and uncertainties.  Forward-looking statements are not guarantees of future performance.  Factors that could affect forward-looking information include, but are not limited to: changes in business strategies; general North American and global economic, credit and business conditions; inflation; currency and interest rate fluctuations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; actions by regulators; potential increases in maintenance and operating costs; uncertainties of litigation; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; technological changes; and various events that could disrupt operations, including severe weather conditions, flooding, earthquakes, labour disputes, risks and liabilities arising from derailments as well as security threats and governmental response to them.  Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to "Management's Discussion and Analysis" in CP's annual and interim reports, Annual Information Form and Form 40-F for a summary of major risks. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:
Media
Ed Greenberg
Tel.:  612-849-4717
24/7 Media Pager: 855-242-3674
email: Ed_greenberg@cpr.ca

Investment Community
Janet Weiss
Tel.: 403-319-3591
email: investor@cpr.ca